Exhibit 1.1

Ross Systems Releases RFID-to-Go

New Radio Frequency Identification (RFID) Solution from Ross Systems Enables Manufacturers to Meet Compliance Requirements and Improve Product Traceability

ATLANTA – March 6, 2006 – Ross Systems, Inc. (“Ross”), a global provider of enterprise software solutions and a division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced the release of RFID-to-Go. Cost effective and easy to deploy, RFID-to-Go gives companies the ability to rapidly meet RFID compliance requirements with their major retailer partners and address critical business objectives like improved product traceability, real-time inventory visibility and “perfect order” performance.

RFID-to-Go is a flexible and scalable solution designed for process manufacturers in the food, pharmaceutical and other consumer products industries. An Electronic Product Code (EPC)-compliant addition to the Ross ERP (enterprise resource planning) and Ross SCM (supply chain management) product suite, RFID-to-Go helps companies meet retailer, Food and Drug Administration and Department of Defense compliance mandates – a key influencing factor for process manufacturers deploying RFID technology – while improving their tracking and tracing capabilities.

According to a December 2005 AMR Research report titled “Targeted RFID Merchandise Tagging: A New Approach to Item-Level Tracking” on the future of RFID technology and supply chain infrastructure, “a broad RFID infrastructure that provides inventory visibility from supplier to shelf is the true Holy Grail.” The report also highlights that while “item-level tracking can provide material benefits inside retailers’ brick and mortar locations, it is the ultimate ability for retailers to track product in real-time throughout the supply chain – from factory to sales floor – that will provide the kind of ‘ultimate demand signal’ that all participants in a Demand-Driven Supply Network want.”

Embracing these objectives and exemplifying the success of RFID-to-Go, one Ross customer, a leading health and beauty care company, recently met Wal-Mart’s RFID mandate requiring it to include electronic product codes on all pallets and cases. Tightly integrated with the customer’s business processes and back-end systems, RFID-to-Go was quickly deployed, enabling the organization to maintain its high levels of distribution efficiencies.

To deliver this solution to process manufacturers worldwide, Ross formed a strategic alliance with GlobeRanger, a leading provider of RFID, mobility and sensor-based software solutions. Through this strategic partnership, Ross will leverage GlobeRanger’s iMotion™ Edgeware™ platform to deliver its RFID-to-Go solution to process manufacturers worldwide.

“With RFID-to-Go, we’re providing the marketplace with a practical RFID solution that extends the benefits of the Ross ERP and SCM offerings,” said Eric Musser, chief technology officer of Ross Systems. “Not only does RFID-to-Go make it easy for process manufacturers to comply with RFID compliance requirements, it improves supply chain visibility by leveraging EPC data to improve inventory management and increase sales. The results have been significant and evident upon implementation.”

About GlobeRanger
GlobeRanger is the leading provider of RFID, mobility and sensor-based software solutions. Its innovative Edgeware™ platform, iMotion™, provides the critical infrastructure layer for managing devices, networks, data and processes at the edge of the enterprise, enabling real-time response. iMotion serves as the foundation for GlobeRanger and its partners to rapidly develop, deploy and manage edge solutions. Founded in 1999, GlobeRanger is headquartered in Richardson, Texas. For more information: www.globeranger.com. GlobeRanger, iMotion, and Edgeware are Trademarks of GlobeRanger Corporation.

About Ross Systems
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide. For more information about CDC Corporation, please visit the website www.cdcsoftware.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of its food, pharmaceutical and consumer packaged goods customers, and the ability of these companies to comply with major retail, FDA and DOD compliance mandates, and improve product traceability, real-time inventory and “perfect order” performance by using Ross’ RFID-to-Go solution and its partnership with GlobeRanger. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the food, pharmaceutical and consumer packaged goods industries; the continued ability of Ross’ solutions to address industry-specific requirements of food, pharmaceutical and consumer packaged goods manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow food, pharmaceutical and consumer packaged goods companies to compete more effectively and changes in the type of information required to compete in the food, pharmaceutical and consumer packaged goods product business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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Michelle Tank
Marketing Communications Manager
Ross Systems
+1 678.259.8639
michelletank@rossinc.com
Ross Systems. Focused. Proven. Better.